Correspondence

February 21, 2018
VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Dorrie Yale

Re:	Riot Blockchain, Inc. Current Report on Form 8-K filed October 4, 2017 Response Dated January 22, 2018 File No. 001-33675

Dear Ms. Yale:

Please find below responses to certain questions raised by the staff February 9, 2018 (the "Comment Letter") relating to the Current Report on Form 8-K (the "Form 8-K") filed by Riot Blockchain, Inc. (the "Company").

The Company's responses are numbered to correspond to the Staff's comments. For your convenience, each of the Staff's comments contained in the Comment Letter has been restated.

Response Dated January 22, 2018

General
1.
We note your response to prior comment 1. Please provide a more-detailed calculation on an unconsolidated basis for which assets held by the Company are "investment securities" for the purposes of Section 3 of the Company Act. As part of such response, please explicitly list which of the securities recently acquired by the Company (e.g., goNumerical/Coinsquare, TESS, and Kairos) are (or are not) included as "investment securities" and why such securities have the applicable treatment for Company Act Section 3 purposes.

Response:
When calculated on an unconsolidated basis, none of the Company's assets constitute "investment securities" exceeding 40% of the value of issuers unconsolidated assets, as defined for purposes of Section 3 of the Company Act. Attached hereto as Exhibit A is a detail computation of the Company's investment securities as requested by the Staff.
Section 3 (a) of the Company Act defines "investment company" as an issuer which, among other things, is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis and defines "investment securities" as all securities except: (A) Government securities, (B) securities issued by employees' securities companies, and (C) securities issued by a majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company…".

As shown on Exhibit A, none of the Company's recent transactions involve investment securities of the Company having a value exceeding 40% of the value of the Company's total assets.
GoNumerical/Coinsquare
The Company owns an approximate 15% interest in goNumerical Ltd., (Coinsquare). GoNumerical investment would constitute an "investment security" under the Company Act.
Tess, Inc.("Tess")
The Company owns approximately 52% of the outstanding securities of Tess.
As a majority owned subsidiary, Tess is exempt under "C" above.
Kairos Global Technology, Inc. ("Kairos")
Kairos is the Company's wholly-owned subsidiary which owns computer equipment and other related assets used for the mining of cryptocurrency.  As a wholly-owned subsidiary Kairos is exempt under "C" above.
See additional information under Response #3 below.
2.
We refer to your January 24, 2018 press release announcing your recent acquisition of Bitcoins at auction. Please explain the Company's treatment of Bitcoins (and any other crypto assets acquired by the Company since September 30, 2017, as applicable) for the purposes of Section 3(a)(1)(C) of the Company Act.

Response:

Attached as Exhibit B is a schedule of the Company's "crypto assets" acquired and mined as of December 31, 2017 and February 12, 2018. See response below with #4 for a further discussion on accounting for the Company's crypto assets.  The Company does advise the staff that based upon its preliminary estimates, even if it is ultimately determined that crypto assets are determined to be investment securities, based upon current amounts, they are not expected to cause the Company to exceed the 40% threshold.
The key in assessing whether the Company is an investment company under ASC 946, is found in ASC 946-10-15-6.  By going through the analysis in ASC 946-10-55 the Company believes it has and will have another primary purpose, other than investing, reinvesting, owning, holding, or trading in securities exceeding 40 per centum of the value of its total assets (exclusive of Government securities and cash items).  See response 4 below.  In the event that the analysis fails to continue at any time to be accurate, due to fluctuating market pricing for crypto assets, or otherwise, after taking into account any regulatory statements regarding the classification of such crypto assets, the Company will, subject to any other applicable exemptions or interpretations by the SEC, register as an Investment Company if so required to do so.

3.
We note your response to prior comment 1. Notwithstanding your determination as to whether you are an Investment Company under the Investment Company Act of 1940, please provide us with your analysis under ASC 946-10-15-5 through 15-9 in determining whether you meet the definition of an investment company for accounting purposes.

Response:

Whether the Company is an investment company for accounting purposes turns on the provisions of ASC 946-10-55.  Pursuant to the "Implementation Guidance" of such ASC "This Section provides additional guidance for the assessment in paragraphs 946-10-15-5 through 15-9 to determine whether an entity that is not regulated under the Investment Company Act of 1940 is an investment company under this Topic".
Given that we are not regulated under the Investment Company Act of 1940, we note that ASC 946-10-15-5 requires further assessment of paragraphs 15-6 and 15-7 of the same section, which specify:
15-6 An investment company has the following fundamental characteristics:
a)	It is an entity that does both of the following:
i.	Obtains funds from one or more investors and provides the investor(s) with investment management services
Note: Company does not provide investors with investment management services

ii.	Commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.
Note: Company's business purposes are publicly disclosed and consist of both capital appreciation and investment income.

b)
The entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

Note: The Company's objective with all of its investments are for obtaining returns attributable to ownership interests from capital appreciation and or investment income.
15-7 An investment company also has the following typical characteristics:
a)	It has more than one investment.
Note: Company has one investment asset in Coinsquare
b)	It has more than one investor.
Note: Company has multiple investors.
c)	It has investors that are not related parties of the parent (if there is a parent) or the investment manager.
Note: Company's investors are not related parties of the parent.
d)	It has ownership interests in the form of equity or partnership interests.
Note: Company's ownership interests are in the form of equity.
e)	It manages substantially all of its investments on a fair value basis.
Note: Company's investments to date have not been managed or reported on a fair value basis. Future periodic reports are expected to account for the Company's digital assets on a mark-to-market basis, as further discussed below.

15-8 To be an investment company, an entity shall possess the fundamental characteristics in paragraph 15-6. Typically, an investment company also has all of the characteristics in the preceding paragraph [15-7]. However, the absence of one of more of those typical characteristics does not necessarily preclude an entity from being an investment company. If an entity does not possess one or more of the typical characteristics, it shall apply judgment and determine, considering all facts and circumstances, how its activities continue to be consistent (or are not consistent) with those of an investment company.
Note: Company's assessment of the above criteria concludes that it does not meet the conditions of an investment company.
4.
In your description of the accounting policy you propose to apply by analogy to digital assets you reference foreign currency, financial assets, and securities. In order to help us further evaluate your proposed accounting, please clarify for us to what the terms "digital assets" and "digital securities" relate and whether they meet the accounting definition of foreign currency, financial assets, or securities. Provide a more detailed analysis supporting the appropriateness of your proposed analogy to ASC 825 and provide further elaboration as to the other analogies you considered and rejected and the reasons why.

Response:

While there are initiatives underway by financial and accounting bodies to address and develop guidelines, there is currently no authoritative literature under accounting principles generally accepted in the United States, which specifically addresses the accounting for digital assets, including digital currencies.  In the Company's most recently reported financial results as of September 30, 2017, no bitcoin assets were held.  The Company is currently in the process of closing its books and records to undertake its audit for the year ended December 31, 2017. As of December 31, 2017, the total amount of bitcoin assets held were not material to the Company's assets.  As part of its year-end financial reporting process the final accounting and financial reporting policies in connection with the Company's activities in the fourth quarter, including accounting and reporting for its bitcoin assets, will be finalized and are currently preliminary.
Digital Assets
Bitcoins are a type of Digital Asset, and generally the most commonly known. There are however, many other Digital Assets, which similar to Bitcoin are founded on mathematical algorithms and cryptographic security, the exchange of which are tracked in public transaction ledgers (commonly known as "Blockchain").  We consider the earning or acquisition of any such coin or token to be a Digital Asset. Specifically, through our mining operations we have earned Bitcoin, Bitcoin Cash and LiteCoin, we do not own any other Digital Assets.
Consideration of Accounting Treatment
In evaluating current literature regarding accounting for crypto-currency, including papers by the large accounting and audit firms, suggest evaluation of crypto-currency using exiting guidance for financial assets, intangibles or inventory, receivable or operational assets.  Inserted below is a summary of such considerations:

     Financial asset
Under ASC 825 the definition of a financial asset is that it is cash, evidence of an ownership interest in an entity, or a contract that conveys to the entity a right to do either of the following:
a)	Receive cash or another financial instrument from a second entity
b)	Exchange other financial instruments on potentially favorable terms with the second entity.
The definition of a financial instrument adds to this:
a)	Conveys to that second entity a contractual right either:
i.	To receive cash or another financial instrument from the first entity
ii.	To exchange other financial instruments on potentially favorable terms with the first entity.
The definition requires a chain of contractual obligations that ends with the delivery of cash or an ownership interest in an entity.
Digital Assets do not hold a contractual right to cash; however, through various means of exchange they can provide a store of value that can be converted into cash by the holder, or used in place of cash to make other purchases from vendors accepting Digital Assets as payment.
Management has drawn an analogy of this to foreign currencies whereby the holder may exchange U.S Dollars into a foreign currency, but then can only use that currency to transact with other parties willing to accept that currency. The holder then also bears the risk of appreciation and depreciation of that currency prior to their conversion back into U.S. Dollars, which in the most dramatic case could be a complete crash of the related foreign currency and theoretically a total loss, not dissimilar from the risks faced with Digital Assets
Intangibles
By their nature Digital Assets are intangible, following ASC 350 to recognize an internally developed identifiable intangible asset would contemplate capitalizing the costs of developing the intangible asset. However, ASC 350-25-3 then notes that internally developed intangible assets that have indeterminate lives would be expensed. Accordingly, under this approach we would recognize the current expense as we have, which is the cost of running our mining operations, but would effectively move Digital Assets that we have earned through mining off balance sheet.
If this approach was taken, then in order to present relevant data to users of the financial statements we would propose that the fair value information, as it is considered readily available should form part of the disclosure in the financial statements. However, there is no guidance within ASC 350 that would contemplate this form of disclosure. We again would consider applying by analogy the fair value disclosures of ASC 820.
Despite the above, we are of the opinion that this could then create misleading financial data when Digital Assets were then used to transact, since it would result in either a new asset (be it cash or otherwise) or a reduction in liability and the corresponding credit amount would then have to be recorded as a gain in the statements of operations. The consequence of following this method is that changes in the fair value and the potential impact on gain or loss are left unrecognized until a triggering event.

Inventory, receivable or operational asset
We have also considered whether Digital Assets earned through our mining activity represent inventory that can then be sold to other market participants in the course of the Company's business. Given that Digital Assets can be stored and thus bought and sold as in the case of the Bitcoin we acquired at auction in January 2018. However, we believe that in generating the Digital Assets that we currently hold as of December 31, 2017, those were earned in our ordinary course of business, being mining of Digital Assets.
As we require funds to fund operations we would then be capable of converting the Digital Assets into fiat currency for use in operations, or using the Digital Assets themselves permitting that there are counterparties willing to accept those Digital Assets as payment. However, the Digital Asset does not represent a contractual right to receive cash, accordingly, we have determined that it would not in effect represent a receivable by nature.

5.	Please clarify whether you hold investments in digital assets other than bitcoin, for example as a result of your acquisitions of Tess, Inc. or Kairos Global Technology, Inc.

Response:
See response to 2 above.   In addition to bitcoin, the company holds the following digital assets: litecoin and bitcoin cash.  Apart from the 500 bitcoins the company holds from its winning bid in the U.S. Marshals Service auction, the remainder of the company's digital assets were generated from Kairos' mining operations.  Tess does not hold any cryptocurrencies or touch any cryptocurrencies directly.  Tess is developing its own closed loop blockchain technology platform as further described in response to comment #6.
6.	Please clarify the nature of Tess, Inc.'s business including what you mean when you state that Tess, Inc. is developing blockchain solutions for telecommunications companies.

Response:
Tess intends to develop blockchain technology and Tess Smart Contracts to create a paradigm shift in the process of settlements for Wholesale Telecom traffic between international carriers. Prepayments attached to immutable contractual obligations embedded in Tess Smart Contracts will guarantee daily payments upon fulfilment.  It is anticipated that most carriers will not use their own capital to fund Tess Smart Contracts. Tess Smart Contract protocol is designed to facilitate lender participation in the Wholesale Telecom supply chain to securely fund prepaid settlements down the supply chain.

7.	Please clarify the nature of Kairos Global Technology, Inc.'s business and the extent to which its operations relate to the mining of cryptocurrency.

Response:
Kairos Global Technology, Inc's business is exclusively focused on cryptocurrency mining to verify transactions and generate newly issued cryptocurrency as payment.  It is only mining cryptocurrencies that the company views as digital currencies, and nothing that has been associated with any "Initial Coin Offerings" or tokens.  At present, Kairos has only mined bitcoin, bitcoin cash, and litecoin.

Exhibits

8.
We refer to your response to prior comment 2. Based on the response, it remains unclear why you believe the restrictions on your rights as a shareholder in Coinsquare are immaterial to an understanding of the investment. In particular, we note that your response indicates that the shareholder agreement governs the management and operation of the Coinsquare business and also contains provisions restricting, and in certain cases mandating, transfer of your ownership interest. We further note that the Coinsquare investment, when undertaken, represented your sole asset reflective of your announced "shift in direction" to a "strategic investor and operator in the blockchain." Accordingly, we believe the agreement is a material agreement that is required to be filed pursuant to Regulation S-K, Item 601(b)(10). Please file the agreement or advise

Response:
The agreement will be filed as an Exhibit to the registration statement as other information in order to assist in an understanding of this matter. In advance of that filing the Company will be submitting a confidential treatment request for certain information disclosed in the agreement.
Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned or our counsel Harvey J. Kesner, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours, Bioptix, Inc. By: /s/ Jeffrey McGonegal Jeffrey McGonegal Chief Financial Officer

Exhibit A

Riot Blockchain, Inc. (f/k./a: Bioptix, Inc.)
Parent Company Balance Sheet
30-Sep-17

	Bioptix (Parent)		Additional investments		Pro Forma revised
	Unconsolidated	Comments	Amount	Comments / Ref.	Revised Amounts	Comments / Ref.
ASSETS
Current assets:
Cash and cash equivalents	13,128,285		-		13,128,285
Short-term investments	-				-
Accounts receivable			-		-
Inventory			-		-
Prepaid expenses and other	295,060		-		295,060
Discontinued assets	-		-		-
Total Current Assets	13,423,345		-		13,423,345

Property and equipment:
Cost	114,309		-		114,309
Accumulated Depreciation	(110,196)		-		(110,196)
Net	4,113		-		4,113

Other long term assets, net	899,319	Animal health intangibles	-		899,319
Investment in goNumerical	3,000,000	At cost	-		3,000,000

Discontinued assets	-				-
Investments @ September 30, 2017:
Investments (100% owned)	2,605,811	Investment, at cost in BDI	-		2,605,811
I/C Receivable	1,893,969	Advances to BDI	-		1,893,969
Subsequent investments:
Tess acquisition (52%)			961,750	Note A	961,750
Kairos acquisition (100%)			11,812,507	Note B	11,812,507

Total assets	21,826,557		12,774,257		34,600,814

Total assets	21,826,557	Above total			34,600,814	Above total

Deduct cash items	(13,128,285)	Cash items above			(13,128,285)	Cash items above

Adjusted assets - parent, unconsolidated	8,698,272				21,472,529

Investment in Coinsquare / goNumerical	3,000,000				3,000,000

Percentage	34.49%				13.97%

NOTES:
A	Investment at cost, as disclosed as per Form 8-K, filed October 20, 2017
	Consideration:
	Common stock	75,000
	Value per share at Closing	$8.49
	Subtotal	$636,750
	Cash (USD)	$325,000
		$961,750

B	Investment at cost as disclosed as per Form 8-K, filed November 3, 2017
	Consideration:
	Series B Preferred shares	1,750,001	Considered equivalent to Common
	Value per share at Closing	$6.75
	Subtotal	$11,812,507
	Cash (USD)	$-
		$11,812,507

Exhibit B

		Coin Activity as of 2/12/18			Quoted Value as of:		CoinMarketCap Value as of:
Digital Asset Category	Wallet Account	Q-4 2017	Q-1 2018	Balance 2/12/18	31-Dec-17	21-Feb-18	31-Dec-17	21-Feb-18

Kairos Global Technology Mining Wallets:

Bitcoin	Trezor	7.5316915	1.0217481	8.5534396	$13,170.00	$10,647.00	$99,192.38	$91,068.47
Bitcoin Cash	Bittrex	29.1400000	3.6400000	32.7800000	$2,459.00	$1,296.00	$71,655.26	$42,482.88
Litecoin	Trezor	57.7312024		57.7312024	$220.00	$209.00	$12,700.86	$12,065.82
Litecoin	Bittrex	28.3367369		28.3367369	$220.00	$209.00	$6,234.08	$5,922.38

		Total Kairos production value					$189,782.58	$151,539.55

Riot Blockchain, Inc., Acquired Bitcoin:

Bitcoin	Auction			500.0000		$10,647.00	N/A	$5,323,500.00

		Total Riot Blockchain holdings value					$-	$5,475,039.55